U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               MALACOLOGY, INC.
                 (Name of small business issuer in its charter)


               NEVADA                                     33-0850627
  (State  or  other  jurisdiction  of                  (I.R.S.  Employer
    incorporation  or  organization)                 Identification Number)


       610  NEWPORT  CENTER  DRIVE
              SUITE  800
       NEWPORT  BEACH,  CALIFORNIA                            92660
(Address  of  principal  executive  offices)               (Zip  code)


                                 (949) 719-1977
              (Registrant's telephone number, including area code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                     (None)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, par value $0.001
                         ------------------------------
                                 Title of Class


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
                                TABLE OF CONTENTS
                                -----------------

                                     PART I


Item  1          Description  of  Business.

Item  2          Management's  Discussion  and  Analysis  or  Plan of Operation.

Item  3          Description  of  Property.

Item  4          Security Ownership of Certain Beneficial Owners and Management.

Item  5          Directors,  Executive  Officers, Promoters and Control Persons.

Item  6          Executive  Compensation.

Item  7          Certain  Relationships  and  Related  Transactions.

Item  8          Description  of  Securities.

                                     PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item  2          Legal  Proceedings.

Item  3          Changes  In  and  Disagreements  With  Accountants.

Item  4          Recent  Sales  of  Unregistered  Securities.

Item  5          Indemnification  of  Directors  and  Officers.

                                    PART F/S

Financial  Statements.

                                    PART III

Item  1          Index  to  Exhibits.

Item  2          Description  of  Exhibits.



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

                                     PART I

ITEM  1  -  DESCRIPTION  OF  BUSINESS

The Company was organized under the Laws of the State of Nevada, on April 9, 1998, and is a "blank check" or "shell" company whose primary purpose is to engage in a merger with, or acquisition of one or a small number of private firms. Such firms are expected to be private corporations, partnerships or sole proprietorships. Since inception, the primary activity of the Company has been directed towards organizational efforts. The Company has not engaged in preliminary efforts to identify possible merger or acquisition candidates and has no market studies available to it. The Company has no business opportunities under contemplation for acquisitions.

BUSINESS  OBJECTIVES

The Company plans to seek one or more potential businesses that Management believes warrant the Company's involvement. As a result of its limited resources, the number of potential businesses available will be extremely limited. The Company will not restrict its search to any particular industry. Nevertheless, Management does not intend to become involved with a company that is an "investment company" under the Investment Company Act of 1940; with a company that is a broker or dealer of investment securities or commodities; or with any company in which the officers, directors or shareholders of the target company are officers or directors of the Company. These business objectives are extremely general and are not intended to be restrictive upon the discretion of Management. Except for the general limitations contained above, management has not developed and does not intend to develop specific criteria to be followed in the search for and selection of a business acquisition. Shareholders will therefore have extremely limited information as to Management's specific intentions and investors will be unable to determine even the industries which Management might consider.

The target company may be (i) in its preliminary or developmental stage, (ii) a "financially troubled" business or (iii) a going concern. It is impossible to determine the capital requirements of the target business or whether such business may require additional capital. Some target companies may seek to establish a public trading market for their securities.

The analysis of potential business endeavors will be undertaken by or under the supervision of Management. Management is comprised of individuals of varying business experience, and Management will rely on its own collective business judgment in evaluating businesses that the Company may acquire or participate. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons." Locating and investigating specific business proposals may take an extended period of time. If a business is located, the negotiation, drafting, and execution of relevant agreements, disclosure documents and other instruments will require substantial time, effort, and expense. The time periods of these subsequent steps cannot be determined. If a specific business endeavor cannot be located the costs incurred in the investigation are not likely to be recovered. The failure to consummate an attempted transaction would likely result in the loss of the costs incurred.

Applicable regulations require the reporting of certain information regarding businesses acquired, including the filing of certified financial statements of such companies. Thus, if during the pendency of this registration statement, the Company determines that a material acquisition is probable, this document will be appropriately revised, including the addition of audited financial statements of the business to be acquired. Consequently, a target company that does not have, or cannot obtain, audited financial statements will not likely be considered by Management.


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

Shareholders of the Company are relying totally upon the business judgment of Management. Shareholders will not likely be consulted or provided any disclosure documentation in connection with any acquisition engaged in by the Company, unless required by state corporate law or the Federal securities laws. Although Management does not anticipate a sale of their Company shares in connection with an acquisition, in the event Management does enter into an agreement to do so, the remaining shareholders of the Company may not be afforded an equal opportunity to do so. As Management intends to offer a controlling interest in the Company, it is probable that a change of control will occur as a result of an acquisition engaged in by the Company. To the best knowledge of the Company, there are no lock-up agreements or understandings between the Company and its shareholders or among the shareholders which has the effect of restricting the transferability of any shareholders stock holdings. There are no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs, and there are no agreements concerning the election of members of the Board of Directors.

It is not presently anticipated that the Company will acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest, however there is no agreement, policy, or understanding to prevent such a transaction. In the event of such a non-arm's length transaction, Management would seek an independent appraisal of the transaction. Notwithstanding the foregoing, there is the potential that a conflict of interest will arise between the Company and its management in which case Management's fiduciary duties may be compromised. Any remedy available under state corporate law would, in such an event, most likely be prohibitively expensive and time consuming.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. Any potential target company must have financial statements which can be audited and prepared as required by Rule 310 of Regulation S-B and/or Regulation S-X.

A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Some states prohibit the initial offer and sale as well as any subsequent resale of securities of shell companies to residents of their states. In such an event, the shareholders of the Company, as well as the shareholders of any target company, may be limited in their ability to resell shares of the Company. To the best knowledge of the Company, the following states may have such limitations (this list is not exhaustive and a significant number of other states may also have such limitations): Connecticut, Georgia, Oregon, Washington, and Florida.

COMPETITION

Inherent difficulties exist for any new company seeking to enter an established field. The Company will remain an insignificant participant among the firms which engage in mergers with and acquisitions of privately financed entities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources, technical expertise and experience than the Company. The Company is also subject to competition from numerous other recently formed public and private entities with business objectives similar to those of the Company.

REGULATION

The Investment Company Act of 1940 ("Investment Act") defines an investment company as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. The Company does not intend to engage primarily in the activities of purchasing, trading or selling securities and intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Act. The Company could be expected to incur significant registration and compliance costs if required under the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act provides exclusions from its application for companies which are not primarily engaged in the business of investing, reinvesting or trading in "investment securities". Management intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company". Accordingly, Management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that the Company could be classified as an "investment company".

The Company's plan of business may involve changes in its capital structure, management, control, and business, especially if it consummates its plan to acquire or merge with another entity. Each of these areas are regulated by the Investment Act, which regulations have the purported purpose of protecting purchasers of investment company securities. Since the Company will not register as an investment company, its shareholders will not be afforded these purported protections.

Even if the Company restricts its activities as described above, it is possible that it may be classified as an inadvertent investment company. This would be most likely to occur if significant delays are experienced in locating a business opportunity.

The Company intends to vigorously resist classification as an investment company and to take advantage of any exemptions or exceptions from application of the Investment Act, including an exception which allows an entity a one-time option during any three (3) year period to claim an exemption as a "transient" investment company. The necessity of asserting any such contention, or making any other claim of exemption, could be time consuming, costly or even prohibitive, given the Company's limited resources.

The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and state tax consequences to the Company and its shareholders, and to any target company and its shareholders. Under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), a statutory merger or consolidation is an exempt transaction and may be tax free to the companies and their shareholders if effected in accordance with state law. A tax free reorganization may require the Company to issue a substantial portion of its securities in exchange for the securities or assets of a target firm. Consequently, a tax free reorganization may result in substantial dilution of the ownership interests of the present shareholders of the Company. Even if a merger or consolidation is undertaken in accordance with the Code, there is no assurance that tax regulations will not change and result in the Company or its shareholders incurring a significant tax liability.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years,
(ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

EMPLOYEES

The Company presently has no employees other than its officers. Each of the officers has employment and/or other business associations elsewhere. None of the officers has allocated more than a minimal amount of time to the affairs of the Company.

FACILITIES

Since its inception, the Company has maintained its offices rent free at the office of its President, M. Richard Cutler, 610 Newport Center Drive, Suite 800, Newport Beach, CA 92660. Mr. Cutler has agreed that the Company may remain until consummation of a Business Combination. The Company will utilize a minimal amount of space. There are no other preliminary agreements with respect to future offices or facilities, however, following the consummation of an acquisition, it is anticipated that the Company's offices will change to those of the target company.

YEAR  2000  COMPLIANCE

As the Company does not have any material assets nor any computer systems, it has not done an evaluation of its Year 2000 compliance. Management does not anticipate that there will be any consequences, material or immaterial, negative or positive, to the Company as a result of the Year 2000 computer problem. As a result of a Business Combination or merger, however, the Company may inherit computer systems that are not Year 2000 compliant, or enter into contracts or business dealings with suppliers, contractors, or others that are not Year 2000 compliant. Management cannot anticipate the impact of such future occurrences. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

RISK  FACTORS

AN  INVESTMENT  IN THE SECURITIES OF THE COMPANY PRESENTS CERTAIN MATERIAL RISKS
TO INVESTORS. ANY INVESTOR IN THE COMPANY IS ENCOURAGED TO CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE PURCHASING THE SECURITIES OF THE COMPANY.

1. SHELL CORPORATION. This type of company is commonly called a "shell" corporation because the company does not have any assets or operations and has been formed for the specific purpose of acquiring all or substantially all of the ownership of an existing business. These transactions are consummated by issuing or transferring large blocks of the Company's equity shares to the principals of the business that is acquired. Any such issuance will involve significant dilution in the equity interest in the Company held by the pre-reorganization shareholders of the Company with the result that the pre-reorganization shareholders of the Company will have a substantially lower aggregate interest in the outstanding shares of the Company after giving effect to the reorganization. See, "Description of Business." Prospective investors should be aware that privately-held companies often times merge or reorganize with a public shell as a means of "going-public" without having to incur the time, expense and disclosure obligations normally associated with the going-public process. In the event the Company merges with a privately-held company subsequent to the effectiveness of this registration statement, investors will not have had the benefit of receiving disclosure of such company's operations and financial condition prior to making their investment. See, "Description of Business." Prospective investors should also be aware that management of the Company, acting in compliance with the Bylaws of the Company and Nevada Corporation Law, intends to structure any reorganization with an operating business in a manner that will allow the Board of Directors of the Company to approve the selection of the operating business and all of the terms of the reorganization, including the appointment of the successor officers and directors, without the need or request for shareholder approval. See, "Description of Business."

2. RISK OF PROPOSED NEW BUSINESS; LACK OF ASSETS, REVENUES OR OPERATIONS. The Company was only recently formed and has no material assets, revenues or operations. Since inception management of the Company has paid, without reimbursement, expenses of the Company. Management expects that the Company's working capital requirements will be nominal and will be satisfied through additional capital contributions by management as required. The report of the Company's independent auditors on the Company's December 31, 1999 financial statements includes a qualification regarding the Company's ability to continue as a going concern. In its report, the Company's independent auditors state that the Company needs an additional capital infusion in order to fund current expenditures, acquire business opportunities and achieve profitable operations, and that such factors raise substantial doubt about the Company's ability to continue as a going concern.

3. RELIANCE ON MANAGEMENT; LACK OF EXPERIENCE. The Company is dependent on its officers and directors' personal abilities to evaluate business opportunities that may be presented in the future. Since management has not identified a proposed business or industry in which it will search for an acquisition target, it is unlikely that management will have any prior experience in the technical aspects of the industry or the business within that industry which may be acquired. See, "Description of Business" and "Management."

4. MINIMAL TIME COMMITMENT OF MANAGEMENT. The current officers and directors engage in other activities and will devote only a minimal amount of their time to the Company. See, "Management."

5. CONTROL BY MANAGEMENT. Management of the Company presently owns 82% of the outstanding Common Stock of the Company. Therefore, until such time as the Company acquires an operating business, management of the Company will have the power to elect all of the Company's Board of Directors, amend the Company's Certificate of Incorporation, and approve a merger, consolidation with another company or sale of all or substantially all of the Company's assets. See, "Principal Shareholders" and "Description of Securities."


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

6. PREFERRED STOCK. The Company is authorized to issue 2,000,000 shares of $0.001 par value preferred stock ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without action by the holders of the Common Stock, may fix or alter the voting rights, redemption provisions, (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights preferences, privileges and restrictions of any wholly unissued series of Preferred Stock. The Board of Directors, without stockholder approval, can issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company has no present plans to issue any such shares. The issuance of shares of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action.

7. COMPETITION. Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. The Company expects competition to be intense for available target businesses.

8. LACK OF FACILITIES. The Company's office is located within a suite of offices leased by the legal firm employing the Company's President. The use of the facilities is provided to the Company at no charge and the Company does not intend to rent other office space until an acquisition target business is identified and acquired. The lack of any separate facilities for the Company's operations may work to the Company's future detriment. See, "Property."

9. POTENTIAL SALES PURSUANT TO RULE 144. All 1,000,000 shares of Common Stock currently outstanding are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. In addition, all 1,000,000 shares of Common Stock are eligible for resale under Rule 144. In general, under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three month period, a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. The Company is unable to predict the effect that sales of the Company's securities under Rule 144 or otherwise, may have on the then prevailing market price of the Common Stock; it can be expected, however, that the sale of any substantial number of shares of Common Stock would have a depressive effect on the market price of the Common Stock.

10. MARKET FOR THE COMMON STOCK OF THE COMPANY. The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

ITEM  2  -  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATIONS

Management believes that the Company has minimal cash requirements during the next 12 months. The Company does not anticipate any significant changes in the number of its employees, does not plan to engage in research and development and does not plan to purchase or sell plant or equipment.

The Company is a "blank check" or "shell" company and as such expects to concentrate primarily on the identification and evaluation of prospective merger or acquisition "target" entities including private corporations, partnerships or sole proprietorships. Management believes that target companies will be limited to privately financed companies and expects to be precluded from other public companies.

Management intends to identify prospects through present associations such as its officers and directors, attorneys, and similar persons. The Company does not anticipate engaging the services of professional firms that specialize in business acquisitions and reorganizations. Nor does Management intend to hire independent consultants or advisors for merger related services. In the event that professional firms specializing in business acquisitions and reorganizations, consultants, or advisors are engaged, they may be paid, in addition to customary fees, a finder's fee for introductions resulting in a business combination or merger. The finder's fee may be up to ten percent (10%) of the value of the transaction, and may be payable in equity securities of the Company. It is not anticipated that finder's fees or other acquisition related compensation will be paid to Management or their affiliates. If incurred, there is currently a minimal amount of funds available to pay consulting or other service fees, and the proceeds of future financings or funds from the target company would be utilized.

Management expects to conduct a preliminary evaluation of target companies. Such preliminary evaluations are not expected to be an in-depth evaluation of the target company's operations. Nevertheless, this evaluation should provide a sufficient overview to eliminate many prospects from further consideration. Shareholders will not likely be consulted or provided any disclosure documentation in connection with any acquisition engaged in by the Company, unless required by state corporate law or the Federal securities laws.

The specific method or form by which a Business Combination may be structured cannot be determined at this time. It could involve a merger or consolidation; merger or consolidation of the acquired business into a subsidiary of the Company; an exchange of shares of stock, with or without payment in cash; or an acquisition of assets. Although Management does not anticipate a sale of their Company shares in connection with an acquisition, in the event Management does enter into an agreement to do so, the remaining shareholders of the Company may not be afforded an equal opportunity to do so. As Management intends to offer a controlling interest in the Company, it is probable that a change of control will occur as a result of an acquisition engaged in by the Company.

It is not presently anticipated that the Company will acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest, however there is no agreement, policy, or understanding to prevent such a transaction. In the event of such a non-arm's length transaction, Management would seek an independent appraisal of the transaction. Notwithstanding the foregoing, there is the potential that a conflict of interest will arise between the Company and its management in which case Management's fiduciary duties may be compromised. Any remedy available under state corporate law would, in such an event, most likely be prohibitively expensive and time consuming. There are no arrangements, agreements, or understandings between non-management shcreholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs, and there are no agreements concerning the election of members of the Board of Directors.

A merger will likely be made through the exchange of the Company's stock which has been authorized but unissued (and perhaps the balance of the Company's assets) for stock of the target company. The Company has not established a specific minimum level of earnings or assets which a target company must satisfy. Moreover, Management may identify a target company which is generating losses or which has negative equity, which may have a material adverse effect on the price of the Company's common shares.

Negotiations with target company management can be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. The Company's shareholders will, in all likelihood, hold no more than a relatively small percentage of the common shares of the Company following any merger or acquisition. This percentage may be subject to even further reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

The exact terms and format of any acquisition will be determined by the Company's Management and, unless required by law, the Company's shareholders will not have the opportunity to vote on the acquisition. The Company may be required to file or maintain a registration statement to register any securities to be issued in connection with any acquisition.

There are no plans, proposals, arrangements or understandings with respect to the sale of additional securities to affiliates or others following the registered distribution but prior to the location of a business opportunity.

If the Company does not consummate a transaction after expenditure of time and funds in investigation and analysis of a business opportunity, the losses incurred may adversely affect the Company's ability to carry out its business objectives. It is also possible that the Company may expend all of its resources without ever successfully acquiring any business opportunity.

The Company is not currently a party to any loan agreements or understandings. It is not presently anticipated that the Company will become a party to any loan agreement or understanding as a result of a Business Combination. Following the consummation of a Business Combination, the Company may, in Management's discretion, enter into loan agreements or understandings in the course of funding its growth and/or operations.

Some target companies may not need additional capital but may desire to merge with the Company for purpose of establishing a public trading market for its shares. In such event, Management of the target company may desire to avoid the delays, expenses, and other perceived adverse consequences of undertaking a public offering. Such a merger, in all likelihood, would involve the exchange of the Company's stock, including the authorized but unissued stock with the outstanding shares of the target company.

As the Company does not have any material assets nor any computer systems, it has not done an evaluation of its Year 2000 compliance. Management does not anticipate that there will be any consequences, material or immaterial, negative or positive, to the Company as a result of the Year 2000 computer problem. As a result of a Business Combination or merger, however, the Company may inherit computer systems that are not Year 2000 compliant, or enter into contracts or business dealings with suppliers, contractors, or others that are not Year 2000 compliant. Management cannot anticipate the impact of such future occurrences. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. Any potential target company must have financial statements which can be audited and prepared as required by Rule 310 of Regulation S-B and/or Regulation S-X.

ITEM  3  -  DESCRIPTION  OF  PROPERTY

Since its inception, the Company has maintained its offices rent free at the office of its President, M. Richard Cutler, 610 Newport Center Drive, Suite 800, Newport Beach, CA 92660. Mr. Cutler has agreed that the Company may remain until consummation of a Business Combination. The Company will utilize a minimal amount of space.

ITEM  4  -  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND MANAGEMENT

The following table sets forth, as of February 10, 2000, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

COMMON  STOCK


Title                                                                                           Percent of
of Class                                   Name and Address of Beneficial Owner  Common Stock   Outstanding
-----------------------------------------  ------------------------------------  -------------  ------------

Common Stock                               M. Richard Cutler                       630,500        63.05%
                                           610 Newport Center Drive
                                           Suite 800
                                           Newport Beach, CA 92660

Common Stock                               Brian A. Lebrecht                       194,000        19.40%
                                           610 Newport Center Drive
                                           Suite 800
                                           Newport Beach, CA 92660

Common Stock                               Vi Bui                                  145,500        14.55%
                                           610 Newport Center Drive
                                           Suite 800
                                           Newport Beach, CA  92660


All Directors and Officers as a Group (2)                                         824,500        82.45%
                                                                                  =======        =====

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM  5  -  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The  directors  and  executive  officers  of  the  Company  are  as  follows:

Name                         Age     Positions
----                         ---     ---------
M.  Richard  Cutler           41     President,  Treasurer,  Director (1998)
Brian  A.  Lebrecht           30     Secretary  (1998)

M. RICHARD CUTLER, 41, is President, Treasurer and a Director of the Company, and has been since its inception. Mr. Cutler founded the Cutler Law Group in August 1996. Mr. Cutler has practiced in the general corporate and securities area since his graduation from law school. Mr. Cutler is a graduate of Brigham Young University (B.A., magna cum laude, 1981); and Columbia University School of Law (J.D. 1984). While at Columbia, Mr. Cutler was honored as a Harlan Fiske Stone Scholar, was Managing Editor of the Columbia Journal of Law and Social Problems, received a Recognition of Achievement with Honors in Foreign and International Law, Parker School of Foreign and Comparative Law and was honored for best senior writing for "United States v. Ross: A Solution to the Automobile Container Dilemma?" published in the Columbia Journal of Law & Social Problems in 1983. Mr. Cutler was admitted to the State Bar of Texas in 1984 and the State Bar of California in 1990. After law school, Mr. Cutler joined the national law firm of Jones, Day, Reavis & Pogue where he practiced in the corporate, securities and mergers and acquisitions departments. Mr. Cutler subsequently spent five years in the corporate and securities department of Akin, Gump, Strauss, Hauer & Feld, a Dallas law firm. Subsequently, Mr. Cutler was with the Los Angeles office of Kaye, Scholer, Fierman, Hayes & Handler, a New York based law firm, where he continued his general business and securities practice. In 1991, Mr. Cutler founded the law firm of Horwitz, Cutler & Beam, where he practiced corporate and securities law for five years. Mr. Cutler has been admitted to the U.S. Federal District Courts, Central and Northern Districts of California, as well as the U.S. Court of Appeals, Ninth Circuit. Mr. Cutler is the author of "Comparative Conflicts of Law: Effectiveness of Contractual Choice of Forum," published in the Texas International Law Journal in 1985. Mr. Cutler also serves the Company as corporate and securities counsel. See "Certain Transactions."

BRIAN A. LEBRECHT, 30, is Secretary of the Company, and has been since its inception. Mr. Lebrecht joined the Cutler Law Group in December 1996, and assists clients primarily in the areas of corporate finance and mergers and acquisitions, including private placements, public and private offerings, Securities and Exchange Commission and Blue Sky compliance and reporting requirements, asset and stock purchases, and general corporate practice. His clientele includes emerging growth companies in the areas of health care, finance, clothing and apparel, Internet commerce, retail, gas and service stations, giftwares, manufacturers representatives, mail order, high-technology manufacturing, and a wide array of service industries. He is an adjunct professor of Business Law at the University of California, San Diego Extension, is active with the Service Corps of Retired Executives (SCORE) and the Greater San Diego Chamber of Commerce Small Business Development Center (SBDC), and is a licensed California Real Estate Broker. Mr. Lebrecht is a graduate of the University of San Diego with a Bachelors in Business Administration in 1991, and a J.D. and M.B.A. in 1995, and is licensed to practice law in the State of California and the United Stated District Court for the Southern District of California. Immediately prior to joining the Law Offices of M. Richard Cutler, Brian was the proprietor of The Law Offices of Brian A. Lebrecht in San Diego, California, focusing on business transactions, formations, and acquisitions as well as estate planning. His past experiences include a position in the legal department of the Federal Home Loan Mortgage Corporation (Freddie Mac) in Washington, D.C., a position within the General Counsel's office of a major Southern California construction supplier, and representation of consumer interests before the California State Contractors License Board and the California State Banking Department, culminating in published works in the California Regulatory Law Reporter.

As Management intends to offer a controlling interest in the Company, it is probable that a change of management control will occur as a result of an acquisition engaged in by the Company.

ITEM  6  -  EXECUTIVE  COMPENSATION

The Company has not paid its executive officers any remuneration since inception to date nor does it intend to until such time as the Company acquires an operating business. The Company provides no compensation to its directors and does not intend to until such time, if ever, as the Company acquires an operating business.

The Company's President, M. Richard Cutler, also serves as corporate and securities counsel to the Company. There are currently no amounts due and owing to Mr. Cutler for legal fees, and it is not anticipated that there will be any amounts due and owing at the time of selection of a Business Combination candidate.

Since the officers and directors are also the current shareholders they may be expected to receive financial gain if a target company makes arrangements to acquire a sufficient amount of stock to obtain control of the Company. Since Management cannot now predict the form or structure of any possible Business Combination, investors should be aware that additional compensation with Management could be negotiated in connection with a Business Combination. These arrangements could include consulting agreements, membership on Boards or committees, legal services or other arrangements. Consequently, there can be no present prediction of all compensation that might ultimately be paid to Management.

SUMMARY  COMPENSATION  TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities from inception through February 10, 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                                           SUMMARY COMPENSATION TABLE


                                          Annual  Compensation        Long  Term Compensation
                                          --------------------    ------------------------------
                                                                   Awards               Payouts
                                                                  ------------------   -------------------

                                                                           RESTRICTED  SECURITIES
                                                              OTHER ANNUAL STOCK       UNDERLYING  LTIP       ALL OTHER
NAME AND PRINCIPAL                SALARY       BONUS          COMPENSATION AWARDS      OPTIONS     PAYOUTS    COMPENSATION
POSITION            YEAR          ($)          ($)            ($)          ($)         SARS (#)    ($)        ($)

M. Richard Cutler   2000          -0-          -0-            -0-          -0-         -0-         -0-        -0-

                    1999          -0-          -0-            -0-          -0-         -0-         -0-        -0-

                    1998          -0-          -0-            -0-          -0-         -0-         -0-        -0-

Brian A. Lebrecht   2000          -0-          -0-            -0-          -0-         -0-         -0-        -0-

                    1999          -0-          -0-            -0-          -0-         -0-         -0-        -0-

                    1998          -0-          -0-            -0-          -0-         -0-         -0-        -0-



                                  OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                           (INDIVIDUAL GRANTS)
                                           -------------------



                   NUMBER OF SECURITIES   PERCENT OF TOTAL
                   UNDERLYING             OPTIONS/SAR'S
                   OPTIONS/SAR'S          GRANTED TO EMPLOYEES  EXERCISE OF BASE PRICE
NAME               GRANTED (#)            IN FISCAL YEAR        ($/SH)                   EXPIRATION DATE
-----------------  ---------------------  --------------------  -----------------------  ---------------

M. Richard Cutler   -0-                   -0-                    N/A                      N/A

Brian A. Lebrecht   -0-                   -0-                    N/A                      N/A
-----------------  ---------------------  --------------------  -----------------------  ---------------


ITEM  7  -  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

The Company will not enter into any transactions with any officer, director or controlling shareholder of the Company until such time, if ever, as the Company acquires an operating business. At such time, it is expected that the Company will experience a change in control, including a complete change in the Board of Directors and management of the Company.

Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that Management time should be devoted to the business of the Company. Each of the Company's officers and directors are or may become involved in other personal and business ventures.

The officers, directors and founders are and may become, in their individual capacities, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential for conflicts of interest, including, among other things, time, effort, and corporate opportunity, involved in anticipation with such other business entities and transactions. Conflicts may arise if a target company or its principals seek to acquire some or all of the stock holdings of present Management.

M. Richard Cutler, attorney at law, has acted as corporate and securities counsel to the corporation. Mr. Cutler owns 630,500 shares of the Company and is an officer and director. Mr. Lebrecht owns 194,000 shares of the Company's common stock and works with Mr. Cutler at the Cutler Law Group.

If a prospective Business Combination candidate required the sale of some or all of the shareholdings of the officers and directors, the officers and directors would be free to negotiate and effect such sales. Consequently, the Company's Management would receive pecuniary gain which may not be available to other shareholders.

The Company has no specified procedure for the resolution of current or potential conflicts of interest between the Company, its officers, and directors or affiliated entities. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may be able to bring a suit to enforce their rights or the Company's rights.

Management may be issued additional securities of the Company at the discretion of the Board of Directors in accordance with their fiduciary obligations under state corporate law.

BLANK  CHECK  ACTIVITIES

Management is involved in six other blank check companies. In 1994, Wellspring Investments, Inc., a Delaware corporation, was formed as a blank check, or shell company. In March 1999, Wellspring filed a Form 10-SB with the Securities and Exchange Commission. As of the date hereof, Wellspring does not have any material business operations and has not completed a Business Combination transaction.

In 1998, AGM, Inc., a Nevada corporation, was formed as a blank check, or shell company. In October 1999, AGM filed a Form 10-SB with the Securities and Exchange Commission, and has received confirmation from the SEC that its filing will not be reviewed and will be effective in December 1999. On January 18, 2000, AGM was acquired by Lakota Technologies, Inc., a Colorado corporation.

In 1998, Conchology, Inc., a Nevada corporation, was formed as a blank check, or shell company. In November 1999, Conchology filed a Form 10-SB with the Securities and Exchange Commission, and has received confirmation from the SEC that its filing will not be reviewed and will be effective in January 2000. Conchology does not have any material business operations and has not completed a Business Combination transaction.

In 1998, Society of Economic Assurance, Inc., a Nevada corporation, was formed as a blank check, or shell company. In January, 2000, Society filed a Form 10-SB with the Securities and Exchange Commission, and has received confirmation from the SEC that its filing will not be reviewed and will be effective in March 2000. Society does not have any material business operations and has not completed a Business Combination transaction.

1n 1998, Conus Holdings, Inc., a Nevada corporation, was formed as a blank check, or shell company. On or about February 10, 2000, Conus will file a Form 10-SB with the Securities and Exchange Commission. Conus does not have any material business operations and has not completed a Business Combination Transaction.

1n 1998, Columbialum, Ltd., a Nevada corporation,was formed as a blank check, or shell company. On or about February 10, 2000, Columbialum will file a Form 10-SB with the Securities and Exchange Commission. Columbialum does not have any material business operations and has not completed a Business Combination Transaction.

ITEM  8  -  DESCRIPTION  OF  SECURITIES

The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. To the best knowledge of the Company, there are no lock-up agreements or understandings between the Company and its shareholders or among the shareholders which has the effect of restricting the transferability of any shareholders stock holdings.

COMMON  STOCK

The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock, $0.001 par value per share. The holders of each share of common stock (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Company's Board of Directors, (ii) are entitled to share in all assets of the Company available for distribution,
(iii) do not have pre-emptive, subscription or conversion rights and (iv) are entitled to one non-cumulative vote at all shareholder meetings.

All shares of common stock now outstanding are fully paid for and non-assessable.

Stockholders have no cumulative voting rights, which means that Stockholders owning more than 50% of the outstanding stock can vote to elect all directors. Accordingly, the remaining Stockholders would not be able to elect any of the Company's directors.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

PREFERRED  STOCK

The Company is authorized to issue up to 2,000,000 shares of Preferred Stock, par value $0.001. The Preferred Stock of the Company can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. No shares of Preferred Stock have been issued.

NON-CUMULATIVE  VOTING

The Articles of Incorporation and Bylaws of the Company specify that shareholders will not have the right to accumulate their shares for the purpose of electing directors of the Company. Consequently, all directors of the Company will be elected by the present majority shareholders.

COMMON  STOCK  DIVIDENDS

The Company does not presently anticipate that it will pay dividends on its Common Stock at any time in the foreseeable future. The payment of dividends will depend, among other things, upon the earnings, assets, general financial condition, and other factors. In the event that the Company successfully completes a merger or acquisition as contemplated hereunder, the Management of the acquired company will, in all likelihood, have sole and exclusive authority to determine whether Common Stock dividends will be paid thereafter.

The Company intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

TRANSFER  AGENT

The Company acts as its own transfer agent.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET  INFORMATION

The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Some states prohibit the initial offer and sale as well as any subsequent resale of securities of shell companies to residents of their states. In such an event, the shareholders of the Company, as well as the shareholders of any target company, may be limited in their ability to resell shares of the Company. To the best knowledge of the Company, the following states may have such limitations (this list is not exhaustive and a significant number of other states may also have such limitations): Connecticut, Georgia, Oregon, Washington, and Florida.

To the best knowledge of the Company, there are no lock-up agreements or understandings between the Company and its shareholders or among the shareholders which has the effect of restricting the transferability of any shareholders stock holdings.

STOCKHOLDERS

As of February 10, 2000, the Company had 1,000,000 shares of Common Stock outstanding and held by 9 shareholders of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM  2  -  LEGAL  PROCEEDINGS

The Company is not presently, but may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM  3  -  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

Effective January 28, 2000, Haskell & White LLP, Certified Public Accountants, were engaged by the Company as their principal auditors to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement.

ITEM  4  -  RECENT  SALES  OF  UNREGISTERED  SECURITIES

In April 1998, the Company issued 1,000,000 shares of Common Stock, for total consideration valued at $1,000, to 9 parties, including 630,500 shares to M. Richard Cutler and 194,000 shares to Brian A. Lebrecht. There was no underwriter involved in this issuance. The issuance was conducted pursuant to
Section 4(2) under the Securities Act of 1933. The Company has conducted no other issuances of securities.

ITEM  5  -  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

The Company does not currently maintain a policy of Directors and Officers Liability Insurance.

                                    PART F/S

FINANCIAL  STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                                    PART III

ITEM  1  -  INDEX  TO  EXHIBITS


EXHIBIT  NO.          DESCRIPTION

3.1                   Articles  of  Incorporation  of  the  Company.

3.2                   Bylaws  of  the  Company.

23.1                  Consent  of  Haskell  &  White  LLP,
                      Independent Certified Public Accountants.

27.1                  Financial  Data  Schedule


ITEM  2  -  DESCRIPTION  OF  EXHIBITS

Not  applicable

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Malacology, Inc.

Dated:  February 11,  2000                /s/    M.  Richard  Cutler
                                         ------------------------------
                                          By:     M.  Richard  Cutler
                                          Its:    President

                                                            Financial Statements










                                                                MALACOLOGY, INC.
                                                (A DEVELOPMENT STAGE ENTERPRISE)








                                                       As of December 31, 1999,
                                                       and the Year Then Ended,
                                                      the Period From Inception,
                                       April 9, 1998, through December 31, 1998,
                                                  and the Period From Inception,
                                        April 9, 1998, through December 31, 1999

                                MALACOLOGY, INC.
                        (A Development Stage Enterprise)

                                TABLE OF CONTENTS





                                                                        PAGE
                                                                       -----

INDEPENDENT  AUDITORS'  REPORT

FINANCIAL  STATEMENTS

     Balance  Sheets                                                      2

     Statements  of  Operations                                           3

     Statements  of  Stockholders'  Equity  (Deficit)                     4

     Statements  of  Cash  Flows                                          5

     Notes  to  Financial  Statements                                     6

                          INDEPENDENT AUDITORS' REPORT



To  the  Board  of  Directors  and  Stockholders
Malacology, Inc.

We have audited the accompanying balance sheet of Malacology, Inc. (a Development Stage Enterprise) (the "Company") as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, the period from inception, April 9, 1998, through December 31, 1998, and the period from inception, April 9, 1998, through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, the period from inception, April 9, 1998, through December 31, 1998, and the period from inception, April 9, 1998, through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operations and no liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                               /s/  Haskell & White LLP

                                               HASKELL  &  WHITE  LLP

January 31,  2000


                                      BALANCE SHEET



                                          ASSETS


                                                          December 31,
                                                          1999
                                                          ---------------
Cash                                                      $            -
                                                          ---------------
    Total assets                                          $            -
                                                          ===============


                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Payable to related party (Note 1)                         $          520
                                                          ---------------
    Total liabilities                                                520
                                                          ---------------

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, $0.001 par value; 2,000,000 shares
    authorized; no shares issued and outstanding                       -
  Common stock, $0.001 par value; 20,000,000 shares
    authorized; 1,000,000 shares issued and outstanding            1,000
  Deficit accumulated during the development stage                (1,520)
                                                          ---------------
    Total stockholders' equity (deficit)                            (520)
                                                          ---------------
        Total liabilities and stockholders' equity
          (deficit)                                       $            -
                                                          ===============


                 See Accompanying Notes to Financial Statements.



                               STATEMENTS OF OPERATIONS

                                                     Period From      Period From
                                                     Inception,       Inception
                                     YEAR            April 9, 1998,   April 9, 1998,
                                     ENDED           Through          Through
                                     DECEMBER 31,    December 31,     December 31,
                                     1999            1998             1999
                                     --------------  ---------------  ---------------
GENERAL AND ADMINISTRATIVE EXPENSES  $          135  $         1,385  $         1,520
                                     --------------  ---------------  ---------------
NET LOSS                             $          135  $         1,385  $         1,520
                                     ==============  ===============  ===============


                 See Accompanying Notes to Financial Statements.



                   STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                        Common Stock            Accumulated
                                    Shares        Amount        Deficit        Total
                                    ------------  ------------  ---------      -------

BALANCES, April 9, 1998                        -  $          -  $      -       $    -

Issuance of common stock
  for services                         1,000,000         1,000         -        1,000

Net loss for the period from
  inception, April 9, 1998,
  through December 31, 1998                    -             -    (1,385)      (1,385)
                                    ------------  ------------  ---------      -------
BALANCES, December 31, 1998            1,000,000         1,000    (1,385)        (385)

Net loss for the year ended
  December 31, 1999                            -             -      (135)        (135)
                                    ------------  ------------  ---------      -------
BALANCES, December 31,  1999           1,000,000  $      1,000  $ (1,520)      $ (520)
                                    ============  ============  =========      =======



                 See Accompanying Notes to Financial Statements.


                                   STATEMENTS OF CASH FLOWS

                                  INCREASE (DECREASE) IN CASH



                                                            Period From       Period From
                                                            Inception,        Inception
                                            YEAR            April 9, 1998,    April 9, 1998,
                                            ENDED           Through           Through
                                            DECEMBER 31,    December 31,      December 31,
                                            1999            1998              1999
                                            --------------  ----------------  ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                  $         (135) $        (1,385)  $        (1,520)

  Issuance of common stock of services                   -            1,000             1,000

  Increase in payable to related party                 135              385               520
                                            --------------  ----------------  ----------------
      Net cash used by
        operating activities                             -                -                 -
                                            --------------  ----------------  ----------------
NET INCREASE (DECREASE) IN CASH                          -                -                 -
                                            --------------  ----------------  ----------------
CASH, BEGINNING OF PERIOD                                -                -                 -
                                            --------------  ----------------  ----------------
CASH, END OF PERIOD                         $            -  $             -   $             -
                                            ==============  ================  ================


                 See Accompanying Notes to Financial Statements.

                                MALACOLOGY, INC.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS


1.   BUSINESS,  CAPITAL  STRUCTURE,  AND  SIGNIFICANT  ACCOUNTING  POLICIES

     Business

     Malacology, Inc. (A Development Stage Enterprise) (the "Company") was incorporated on April 9, 1998 under the laws of the State of Nevada. The Company intends to develop operating opportunities through business combinations or mergers. To date, the Company has not conducted any significant operations, and its activities have focused primarily on incorporation activities and organizational efforts. Expenses related to these activities have been paid by an entity owned by the Company's majority stockholder. As a result, the Company has recorded a $520 payable to the related party as of December 31, 1999. Since the Company has not yet commenced any principal operations, and has not yet earned significant revenues, the Company is considered to be a development stage enterprise as of December 31, 1999.

     Capital  Structure

     On April 10, 1998, the Company's Board of Directors approved the issuance of 1,000,000 common to the Company's founders for services which were valued at a nominal amount approximating fair value ($1,000 recorded as general and administrative expenses in the accompanying statement of operations). Of these shares, 824,500 shares were issued to two officers of the Company. As of December 31, 1999, these two officers have a 63.05% and a 19.40% ownership interest and no other stockholder has greater than a 15% ownership interest.

     Management  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

1.     BUSINESS,  CAPITAL  STRUCTURE,  AND  SIGNIFICANT  ACCOUNTING  POLICIES
       (CONTINUED)

Going  Concern  and  Management's  Plans

The Company has not commenced significant operations and has no liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these conditions are to search for additional sources of capital and new operating opportunities through business combinations or mergers. In the interim, the Company will require minimal overhead, and key administrative and management functions will be provided by stockholders. Accordingly, the accompanying financial statements have been presented under the assumption that the Company will continue as a going concern.